


20170188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Kimberly D. Pittman
CBS Corporation
kim.pittman@cbs.com

Re: CBS Corporation
Incoming letter dated January 17, 2017

Dear Ms. Pittman:

This is in response to your letter dated January 17, 2017 concerning the shareholder proposal submitted to CBS by Amy Ridenour. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Amy Ridenour

FISMA & OMB MEMORANDM M-07-16

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated January 17, 2017

The proposal requests that the board report to shareholders on CBS' assessment of the political activity and lobbying resulting from its media outlet and its exposure to risk resulting therefrom.

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(i)(7), as relating to CBS' ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

KIMBERLY D. PITTMAN
SENIOR VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
CORPORATE AND SECURITIES



CBS CORPORATION
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

January 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation - Shareholder Proposal Submitted by Amy Ridenour

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal described below (the "Proposal") from the Company's proxy statement and form of proxy (together, the "2017 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2017 annual meeting of stockholders (the "2017 Annual Meeting"). For the reasons set forth below, the Company respectfully requests confirmation that the staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, we have submitted this letter and the related correspondence from the Proponent (defined below) to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2017 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

On December 16, 2016, the Company received the Proposal dated December 15, 2016 from Amy Ridenour (the "Proponent") with respect to the 2017 Proxy Materials for the Company's 2017 Annual Meeting. The text of the Proposal is set forth below:

Political Risk Exposure

> **Whereas,** the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.
>
> Good corporate governance dictates transparency and accountability in the use of corporate funds to support political campaigns or for lobbying.
>
> CBS Corporation has a strong record of providing transparency regarding its direct political spending.
>
> Exposes by WikiLeaks and others show much of the American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office. Rather than news or opinion, these actions more closely represent lobbying and electioneering.
>
> The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.
>
> Any company funds used to operate CBS Corporation's politicized media outlet is corporate political spending. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. CBS Corporation's operation of a politicized media organization necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the public, or segments thereof, with respect to elections or referendums.
>
> CBS Corporation operates at least one politicized news organization.
>
> **Resolved:** The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, CBS Corporation's assessment of the political activity and lobbying resulting from its media outlet and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees - collusion intended to advance the goals of the political operations. In this highly-charged political environment, the Company's politicized news operations presents reputational and financial risk.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. CBS Corporation's Board should be made aware of such risks and inform the shareholders of its findings.

A copy of the Proposal and the related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations.

Analysis under Rule 14a-8(i)(7)

1. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." According to the Commission, the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. As the Commission explained, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Staff has also stated that where a shareholder proposal seeks to require that a board of directors conduct a risk analysis and issue a report for public review, it is the *underlying subject matter* of the report or risk assessment that is to be considered in determining whether the report or risk assessment involves a matter of ordinary business (Release 34-20091 (August 16, 1983) and Staff Legal Bulletin No. 14E (Oct 27, 2009)

("SLB 14E")). "[I]n those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *See* SLB 14E.

The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it addresses the Company's ordinary-course business operations -- the nature, presentation and content of the Company's programming through its "media outlet." The Proposal would require that the Company's board provide a report on a risk assessment of alleged political activity and lobbying resulting from the Company's media outlet. As the preamble to the Proposal makes clear, the Proponent is asserting that the nature, content and/or presentation of the Company's programming, and specifically the Company's news programming, is "politicized," and, on that basis alone, equates the Company's funding of its programming to "political activity and lobbying." Requesting that the Company's board report on a risk assessment in this context would necessarily put the board in a position of determining whether, and to what extent, the nature, presentation and content of the Company's programming is 'politicized' such that it is tantamount to political activity and lobbying. Thus, the underlying subject matter of the Proposal is the Company's day-to-day management of its news operations, a fundamental and complex management task. Accordingly, the Proposal is excludable in accordance with the policy considerations of the 1998 Release.

The Company is a global mass media company with businesses that span the media and entertainment industries, including CBS Television Network, cable networks, content production and distribution, television and radio stations, Internet-based businesses, and consumer publishing. The decision-making regarding the creation, selection and global distribution of the Company's programming content, including its news programming, is a fundamental aspect of the Company's day-to-day business and is the responsibility of numerous individuals at many different levels of the management chain at the Company who employ highly specialized business judgment in making such decisions. Decisions regarding the nature, presentation and content of programming involve fundamental ordinary business matters that cannot be subject to direct stockholder oversight.

As the Staff has repeatedly affirmed, proposals concerning the nature, presentation and content of programming relate to a company's ordinary business operations and are excludable. *See, e.g., Netflix, Inc.* (avail. March 14, 2016) (concurring in the exclusion of a proposal that requested a risk assessment related to "offensive and inaccurate" portrayals of indigenous peoples, noting that the proposal "related to the nature, presentation and content of programming and film production"); and *The Walt Disney Company* (avail. November 22, 2006) (concurring in the exclusion of a proposal requesting a report on the steps the company was undertaking to avoid the use of negative racial ethnic and gender stereotypes in its products, on the basis that the proposal related to ordinary business operations (*i.e.,* the nature, presentation and content of programming and film production)).

Further, it seems clear that the central claim underlying the Proposal is an unsupported assertion of media bias. In attempting to explain what is meant by "political activity and lobbying" in the context of the Company's operations of its "media outlet," the preamble to the resolution and supporting statement simply assert (arbitrarily and without basis) that the Company's media outlet, and specifically its news operations, are "politicized" and that the Company's funding of this alleged "politicized" media outlet equates to "corporate political spending" and participation in political campaigns. The fact that the Proponent characterizes the Company's media outlet, including its news operations, in this manner clearly means that the Proponent views the Company's programming as biased. This allegation of media bias is pervasive throughout the Proposal.

In similar cases, the Staff has consistently considered proposals concerning media bias to relate to the content of programming and therefore has concurred in their exclusion. *See General Electric Company* (avail. December 10, 2009) (concurring in the exclusion of a proposal requesting that the GE-NBC news department cease all of its "liberal editorializing" to remedy alleged bias in its broadcasts, noting that the proposal related to the content of news programming); *The Walt Disney Company* (avail. November 9, 2004) (concurring in the exclusion of a proposal requesting that the company eliminate "liberal bias" in its news broadcasts and films with political content, as the proposal related to "ordinary business operations (*i.e.*, the nature, presentation and content of programming and film production); and *General Electric Company* (avail. February 4, 1992) (concurring in the exclusion of a proposal requesting that the board take steps to "eliminate the liberal bias that pervades the news programming at NBC," as the proposal related to the content on news broadcasts and was deemed ordinary business).

The same result should follow here. In accordance with the 1998 Release, the 1983 Release and SLB 14E, because the underlying subject matter of the risk assessment requested in the Proposal involves a matter of ordinary business, in line with the no-action letter precedent cited above, the Proposal should be excluded under Rule 14a-8(i)(7).

2. The Proposal does not raise significant social policy issues that transcend the Company's day-to-day business.

As a limited exception to the exclusion of shareholder proposals that relate to a company's day-to-day business, the Commission has stated that proposals that focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998 Release. Importantly, in assessing whether the proposal relates sufficiently to a significant social policy issue under Rule 14a-8(i)(7), the Staff considers "both the proposal and the supporting statement as a whole." *See* Staff Legal Bulletin No. 14C, Paragraph D.2. (June 28, 2005). ("SLB 14C").

Here, the Proposal simply does not focus on a significant social policy issue under Rule 14a-8(i)(7). Instead, it is a thinly disguised effort to dress up an unsupported assertion of media bias into a proposal ostensibly relating to political spending and lobbying. The Proponent claims that evidence exists (citing sources such as WikiLeaks and undisclosed "others") that the American news media generally is working to advance specific agendas and promote certain political candidates. She then argues that this converts news or opinion pieces into lobbying and electioneering. Since the Company funds its supposedly "politicized" media outlets, as the Proponent's reasoning goes, that funding necessarily is being used to "participate or intervene in political campaigns . . . or to influence the public . . . with respect to elections." Through this tortured and attenuated syllogism, the Proponent is attempting to shoehorn the true subject matter of the Proposal (asserted media bias, which implicates ordinary business matters - the nature, presentation and content of the Company's programming) into a social policy issue relating to general political activities.

As a result, the Proposal is easily distinguishable from shareholder proposals that the Staff has found to raise significant social policy issues that transcend day-to-day business. *See Verizon Communications Inc.* (avail. February 13, 2012) (finding a proposal on the issue of net neutrality to be not excludable, as it related to a significant policy issue that transcended a company's day-to-day business matters). *See also AT&T Inc.* (avail. Feb. 10, 2012). In *Verizon*, for example, the shareholder proposal devoted almost all of its 500-word allotment in supporting its claim that net neutrality was an issue of widespread social significance, and included specific references to third-party reports and surveys from educational and other research institutions, among others, as well as quotations from governmental leaders including the President of the United States, all of which directly supported the social significance argument. Based on that showing, the Staff concluded that the proposal was not excludable "[i]n view of the sustained public debate over the last several years . . . and the increasing recognition that the issue raise[d] significant policy considerations." Here, in contrast, no such showing has been made. The Proposal asserts there is "sustained public debate" on the risks of alleged media bias and "an increasing recognition that the issue raises significant policy considerations." Yet the only support is a general reference to "[c]ommunications made public by WikiLeaks and others" purporting to "show collusion between . . . political operations and certain national news outlet employees" and a general statement that "[s]ome news organizations have faced backlash and even boycotts." Beyond these bare allegations, the Proposal cites no evidence that there is a widespread public debate about the topic.

Through the Proposal's reference to "indirect spending on politics and lobbying" as a significant social policy issue, the Proponent appears to be attempting to place the Proposal within the ambit of the Staff's line of no-action precedent declining to exclude proposals that concern the indirect funding of lobbying. These types of proposals typically request some version of a company report disclosing policies and procedures for lobbying contributions and expenditures (both direct and *indirect*) made with corporate funds and payments (both direct and *indirect, including payments to trade associations*) used for direct lobbying and grassroots lobbying communications. *See, e.g., International Business Machines Corporation* (avail. January 24, 2011); *Bank of America Corporation* (avail. March 7, 2011); *Raytheon Company* (avail. March 29, 2011). *See also The Goldman Sachs Group, Inc.* (avail. February 18, 2011) (requesting a report on "[p]olicies and procedures for expenditures made with corporate funds to trade associations and other tax exempt entities that are used for political purposes ('indirect' political contributions or expenditures)"); and *Southwestern Energy Company* (avail. Mar. 15, 2011) (requesting a report on policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds).

This Proposal is easily distinguished. The concerns expressed in the proposals noted above related to gaps in transparency and accountability with respect to the subject company's political expenditures to trade associations and other tax-exempt organizations. As the proponent in *Bank of America* stated, in arguing that the proposal presented a significant public policy issue, "[l]obbying by trade associations, financed by corporate members whose identities are not disclosed, received a great deal of attention because of concerns that it subverts disclosure regulations and allows corporations to avoid accountability for their lobbying activities." Here, the Proposal is not related to the Company's political contributions or payments to other organizations that in turn engage in political activity; it is a proposal more directly related to the Company's management of its programming content, a core facet of the Company's businesses.

Because the Proposal requests an assessment of risk arising from a subject matter that clearly and directly relates to the Company's ordinary business operations – the nature, presentation and content of its programming, and the Proponent has failed to show that the Proposal raises policy issues so significant that it transcends the Company's day-to-day business matters and is appropriate for a shareholder vote, the Proposal should be excluded under Rule 14a-8(i)(7).

<u>Conclusion</u>

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2017 Proxy Materials. Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at ***FISMA & OMB Memorandum M-07-16*** Thank you for your consideration.

Very truly yours,



cc: Amy Ridenour
Larry Tu (CBS Corporation)
Senior Executive Vice President and Chief Legal Officer
Jonathan H. Anschell (CBS Corporation)
Executive Vice President, Deputy General Counsel and Secretary

EXHIBIT A

FISMA & OMB Memorandum M-07-16

December 15, 2016

Via FedEx (overnight delivery)

Jonathan H. Anschell, Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019

Dear Mr. Anschell,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CBS Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned CBS Corporation stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***.

Sincerely,



Amy Ridenour

Enclosure: Shareholder Proposal

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Good corporate governance dictates transparency and accountability in the use of corporate funds to support political campaigns or for lobbying.

CBS Corporation has a strong record of providing transparency regarding its direct political spending.

Exposés by WikiLeaks and others show much of the American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office. Rather than news or opinion, these actions more closely represent lobbying and electioneering.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Any company funds used to operate CBS Corporation's politicized media outlet is corporate political spending. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. CBS Corporation's operation of a politicized media organization necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the public, or segments thereof, with respect to elections or referendums.

CBS Corporation operates at least one politicized news organization.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, CBS Corporation's assessment of the political activity and lobbying resulting from its media outlet and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations. In this highly-charged political environment, the Company's politicized news operations presents reputational and financial risk.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. CBS Corporation's Board should be made aware of such risks and inform the shareholders of its findings.